SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                               SCHEDULE 13D
                             AMENDMENT NO. 2

                Under the Securities Exchange Act of 1934

                           Immucell Corporation
                       ---------------------------
                             (Name of Issuer)

                  Common Stock, par value $.1 per share
                  -------------------------------------
                     (Title of Class of Securities)

                                452525306
                           -----------------
                              (CUSIP Number)

                 Paramount Capital Asset Management, Inc.
                      c/o Lindsay A. Rosenwald, M.D.
                            787 Seventh Avenue
                            New York, NY 10019
                              (212) 554-4300

                             with a copy to:

                          David R. Walner, Esq.
                 Paramount Capital Asset Management, Inc.
                            787 Seventh Avenue
                            New York, NY 10019
                              (212) 554-4372
        --------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                            January 1, 1997
         -------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following:
                                                          ( )

        Check the following box if a fee is being paid with this
        Statement:
                                                          ( )




      CUSIP NO. [          ]                 13D

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paramount Capital Asset Management, Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)( ) (b)( )

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3 below)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)
                                                                  ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           283,300
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             283,300

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      283,300

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
                                                                  ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.1%

 14   TYPE OF REPORTING PERSON*
      CO



      CUSIP NO. [          ]                13D

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aries Domestic Fund, L.P.


  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)( )
                                                               (b)( )
 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3 below)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)
                                                                  ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           129,250
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             129,250

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      129,250

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
                                                                  ( )
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.5%

 14   TYPE OF REPORTING PERSON*
      PN



      CUSIP NO. [          ]                  13D

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Aries Trust

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)( )
                                                               (b)( )

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3 below)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)
                                                                  ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           154,050
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             154,050

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      154,050

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
                                                                  ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.6%

 14   TYPE OF REPORTING PERSON*
      OO (see Item 2)



      CUSIP NO. [          ]               13D

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindsay A. Rosenwald, M.D.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)( )
                                                               (b)( )

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3 below)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)
                                                                  ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           283,300
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             283,300

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      283,300

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*
                                                                  ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.1%

 14   TYPE OF REPORTING PERSON*
      IN



Item 1.   Security and Issuer.

     (a)  Common Stock, $.1 par value ("Shares")

          Immucell Corporation
          56 Evergreen Drive
          Portland, ME 04130

Item 2.   Identity and Background.

     Names of Persons Filing:

     (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Dr. Lindsay
          A. Rosenwald (collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

     (b) The business address of Paramount Capital, Aries Domestic and Dr. Rosenwald's is 787 Seventh Avenue, 44th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,(1) a Subchapter S corporation incorporated in the State of Delaware. Paramount
          Capital is the General Partner of Aries Domestic,(2) a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,(3) a Cayman Islands Trust.

     (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

------------------
      1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

      2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

      3 Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


Item 3.   Source and Amount of Funds or Other Consideration.

          Aries Domestic used its general funds to effect its purchase in the aggregate of 129,250 shares of the Issuer in various open market transactions for an approximate aggregate purchase price of $325,167.80 and Aries Trust used its general funds to effect its purchase in the aggregate of 154,050 shares in various open market transactions for an approximate aggregate purchase price of $424,906.46.

Item 4.   Purpose of Transaction.

          The Reporting Parties acquired shares of Common Stock of the Issuer as an investment in the Issuer.

          Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

          Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
          Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) As of December 10, 1996, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 283,300 shares or 12.1% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                        Amount Owned
                                        ------------
               Aries Domestic           129,250 Shares
               Aries Trust              154,050 Shares

          (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

          (c) The following purchases were made by Aries Domestic in the open market in the sixty days prior to December 10, 1996:

                   Date       No. of Shares       Market Price
                   ----       -------------       ------------
               10/09/96            1,000               3.500
               10/16/96              900               3.500
               10/18/96            1,200               3.500
               10/23/96            1,000               3.500
               10/24/96              500               3.375
               10/25/96            2,100               3.375
               10/28/96            1,500               3.250
               10/29/96            1,500               3.125
               11/01/96            1,500               3.188
               11/06/96            1,500               3.188
               11/08/96            1,500               3.125
               11/14/96            1,500               3.063
               11/18/96            1,500               3.063
               11/21/96            3,000               2.969
               12/03/96            1,500               2.750

               The following purchases were made by Aries Trust in the open market in the sixty days prior to December 10, 1996:

                   Date       No. of Shares       Market Price
                   ----       -------------       ------------
               10/09/96            2,500               3.500
               10/16/96            2,600               3.500
               10/18/96            2,800               3.500
               10/23/96            3,000               3.500
               10/24/96            2,000               3.375
               10/25/96            5,400               3.375
               10/28/96            3,500               3.250
               10/29/96            3,500               3.125
               11/01/96            3,500               3.188
               11/06/96            3,500               3.188
               11/08/96            3,500               3.125
               11/14/96            3,500               3.063
               11/18/96            3,500               3.063
               11/21/96            7,000               2.969
               12/03/96            3,500               2.750

               Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

          (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits:

Exhibit A -    Copy of an Agreement between Dr. Rosenwald, Paramount Capital,
               Aries Domestic and Aries Trust to file this Statement on
               Schedule 13D on behalf of each of them.

Exhibit B -    List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -    List of executive officers and directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.



                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:    January 1, 1997
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                  ARIES DOMESTIC FUND
                                  By Paramount Capital Asset Management, Inc.
                                     General Partner

Dated:    January 1, 1997
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                  THE ARIES TRUST
                                  By Paramount Capital Asset Management, Inc.
                                     Investment Manager

Dated:    January 1, 1997
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


Dated:    January 1, 1997
          New York, NY           By /s/ Lindsay A. Rosenwald, M.D.
                                    ------------------------------
                                    Lindsay A. Rosenwald, M.D.



                                  EXHIBIT A

                                  AGREEMENT

                         JOINT FILING OF SCHEDULE 13D

          The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Immucell Corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.,

Dated:    January 1, 1997
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                  ARIES DOMESTIC FUND, L.P.
                                  By Paramount Capital Asset Management, Inc.
                                     General Partner

Dated:    January 1, 1997
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                  THE ARIES TRUST
                                  By Paramount Capital Asset Management, Inc.
                                     Investment Manager

Dated:    January 1, 1997
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                     ------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President

Dated:    January 1, 1997
          New York, NY           By /s/ Lindsay Rosenwald, M.D.
                                    ---------------------------
                                    Lindsay A. Rosenwald, M.D.



                                  EXHIBIT B

     The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT
     ----                                    --------------------
Lindsay A. Rosenwald, M.D.                   Chairman of the Board, President
                                             of Paramount Capital Asset
                                             Management, Inc., Paramount
                                             Capital Investments LLC and
                                             Paramount Capital, Inc.

Peter Morgan Kash                            Director of Paramount Capital
                                             Asset Management, Inc., Senior
                                             Managing Director, Paramount
                                             Capital, Inc.

Dr. Yuichi Iwaki                             Director of Paramount Capital
                                             Asset Management, Inc.,
                                             Professor, University of
                                             Southern California School of
                                             Medicine

Item 2.

     During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.



                                  EXHIBIT C

     The name and principal occupation or employment of the General Partner of Aries Domestic, which is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT
     ----                                    --------------------
Paramount Capital Asset Management, Inc.     General Partner;
                                             Investment Manager

     Exhibit B is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.



                                  EXHIBIT D

     The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT
     ----                                    --------------------
Paramount Capital Asset Management, Inc.     Investment Manager

MeesPierson (Cayman) Limited                 Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Caymen

     Exhibit B is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.